Exhibit 99.1

Alida Gualtieri General Counsel & Secretary Direct: (514) 630-7060 Fax: (514) 630-7159 Email: agualtieri@draxis.com

January 23, 2008

BY COURIER

NASDAQ

9600 Blackwell Road

3rd Floor

Rockville, MD

U.S.A. 20850

Attention: Office of General Counsel

Re: Change of Address of DRAXIS Health Inc.

Dear Sir:

This letter constitutes notice with respect to a change of the address to be used for DRAXIS Health Inc. effective February 1, 2008.  Please ensure that all notices be sent to the following new address:

DRAXIS Health Inc.

16751, TransCanada Highway

Kirkland, Québec H9H 4J4

Attention:	General Counsel & Secretary
Fax:	(514) 630-7159
Email:	agualtieri@draxis.com

Thank you very much for your cooperation in changing your records and other procedures accordingly. Please circulate this information to whoever in your organization needs to be informed. If you have any questions concerning this matter, please contact the undersigned.

Regards,

DRAXIS Health Inc.

/s/ Alida Gualtieri
Alida Gualtieri
General Counsel & Secretary

DRAXIS HEALTH INC. / SANTÈ DRAXIS INC.

16751 Trans Canada Highway, Kirkland, Québec, Canada H9H 4J4 Tél: (514) 694-8220 Fax: (514) 694-8201